Exhibit 5.1

[Letterhead of American International Group, Inc.]

August 8, 2012

American International Group, Inc.

180 Maiden Lane,

New York, NY 10038.

Ladies and Gentlemen:

In connection with the several purchases today by the Underwriters (the “Underwriters”) named in Schedule I to the Underwriting Agreement, dated August 3, 2012 (the “Underwriting Agreement”), among American International Group, Inc., a Delaware corporation (the “Company”), the United States Department of the Treasury and Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Capital Inc., Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc., Goldman, Sachs & Co., J.P. Morgan Securities LLC, Macquarie Capital (USA) Inc., Morgan Stanley & Co. LLC, UBS Securities LLC and Wells Fargo Securities, LLC, as representatives of the several Underwriters, of an aggregate of 188,524,590 shares (the “Securities”) of the Company’s common stock, par value $2.50 per share, I, as Senior Vice President and Deputy General Counsel of the Company, have examined such corporate records, certificates and other documents, and such questions of law, as I have considered necessary or appropriate for the purposes of this opinion. Each Security has a related share purchase right (each, a “Right”) issued pursuant to the Tax Asset Protection Plan, dated as of March 9, 2011 (the “Plan”), between the Company and Wells Fargo Bank, National Association, as Rights Agent (the “Rights Agent”).

Upon the basis of such examination, I advise you, in my opinion, that:

(1) the Securities have been validly issued and are fully paid and nonassessable; and

(2) the Rights attributable to the Securities have been validly issued.

In connection with my opinion set forth in paragraph (2) above, I note that the question whether the Board of Directors of the Company might be required to redeem the Rights at some future time will depend upon the facts and circumstances existing at that time and, accordingly, is beyond the scope of such opinion.

The foregoing opinion is limited to the General Corporation Law of the State of Delaware, and I am expressing no opinion as to the effect of the laws of any other jurisdiction.

I have relied as to certain factual matters on information obtained from public officials, officers of the Company and other sources believed by me to be responsible, and I have assumed that the certificates for the Securities, if any, have been duly countersigned by a transfer agent and the Securities have been duly recorded by a transfer agent and duly registered by a registrar thereof in the direct registration system of the Company, that the Plan has been duly authorized, executed and delivered by the Rights Agent and that the signatures on all documents examined by me are genuine, assumptions which I have not independently verified.

I hereby consent to the filing of this opinion as an exhibit to the Registration Statement (File No. 333-182469) and to the reference to me under the heading “Legal Matters” in the Prospectus Supplement relating to the Securities, dated August 3, 2012. In giving such consent, I do not thereby admit that I am in the category of persons whose consent is required under Section 7 of the Securities Act of 1933.

Very truly yours,

/s/ Kathleen E. Shannon

Kathleen E. Shannon